UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
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SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 9)*

The Allied Defense Group, Inc.
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(Name of Issuer)

Common Stock, $0.10 par value
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(Title of Class of Securities)

019118108
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(CUSIP Number)

Thomas R. Hudson Jr.
Pirate Capital LLC
200 Connecticut Avenue, 4th Floor
Norwalk, CT 06854
(203) 854-1100
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(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 30, 2008
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(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 5 Pages)

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* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 019118108	SCHEDULE 13D	PAGE 2 OF 5 PAGES

1	Name of Reporting Person I.R.S. Identification No. of Above Person (entities only).

Pirate Capital LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3	SEC Use Only

4	Source of Funds (See Instructions)

AF
5	Check if Disclosure of Legal Proceeding is Required Pursuant to Items 2(d) or 2(e)

☐
6	Citizenship or Place of Organization

Delaware
	7	Sole Voting Power

		0
Number of	8	Shared Voting Power
Shares
Beneficially		97,126
Owned by	9	Sole Dispositive Power
Each Reporting
Person With		0
	10	Shared Dispositive Power

		97,126
11	Aggregate Amount Beneficially Owned by Each Reporting Person

97,126
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐
13	Percent of Class Represented by Amount in Row (11)

1.2%
14	Type of Reporting Person (See Instructions)

IA

CUSIP NO. 019118108	SCHEDULE 13D	PAGE 3 OF 5 PAGES

1	Name of Reporting Person I.R.S. Identification No. of Above Person (entities only).

Thomas R. Hudson Jr.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3	SEC Use Only

4	Source of Funds (See Instructions)

AF
5	Check if Disclosure of Legal Proceeding is Required Pursuant to Items 2(d) or 2(e)

☐
6	Citizenship or Place of Organization

United States of America
	7	Sole Voting Power

		0
Number of	8	Shared Voting Power
Shares
Beneficially		101,807
Owned by	9	Sole Dispositive Power
Each Reporting
Person With		0
	10	Shared Dispositive Power

		101,807
11	Aggregate Amount Beneficially Owned by Each Reporting Person

101,807
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐
13	Percent of Class Represented by Amount in Row (11)

1.3%
14	Type of Reporting Person (See Instructions)

IN

CUSIP NO. 019118108	SCHEDULE 13D	PAGE 4 OF 5 PAGES

The Schedule 13D filed on May 23, 2005 by Pirate Capital LLC, a Delaware limited liability company ("Pirate Capital"), and Thomas R. Hudson Jr. (together, the "Reporting Persons"), relating to the shares of common stock, par value $0.10 per share (the "Shares"), of The Allied Defense Group, Inc. (the "Issuer"), as amended by Amendment No. 1 filed on July 5, 2005, Amendment No. 2 filed on August 23, 2005, Amendment No. 3 filed on February 16, 2006, Amendment No. 4 filed on March 15, 2006, Amendment No. 5 filed on April 26, 2006, Amendment No. 6 filed on August 15, 2006, Amendment No. 7 filed on December 19, 2006, and Amendment No. 8 filed on June 27, 2007, is hereby amended by this Amendment No. 9 to the Schedule 13D.

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated as follows:

Funds for the purchase of the Shares reported herein were derived from available capital of the Holders (as defined below). A total of approximately $2,122,798 was paid to acquire such Shares.

Item 4. PURPOSE OF TRANSACTION

On May 30, 2008, the Jolly Roger Activist Portfolio Company LTD (the "Activist Fund") made a distribution to shareholders of the Activist Fund of their pro rata ownership through the Activist Fund of an aggregate of 1,073,235 Shares.

Item 5. INTEREST IN SECURITIES OF THE ISSUER

Paragraphs (a), (b) and (e) of Item 5 of the Schedule 13D are hereby amended and restated as follows:

(a) The Reporting Persons beneficially own an aggregate of 101,807 Shares, constituting approximately 1.3% of the Shares outstanding.

The aggregate percentage of Shares reported to be beneficially owned by the Reporting Persons is based upon 8,021,491 Shares outstanding, which is the total number of Shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2008.

(b) By virtue of its position as general partner of Jolly Roger Fund LP, Pirate Capital LLC has the power to vote or direct the voting, and to dispose or direct the disposition, of all of the 97,100 Shares held by Jolly Roger Fund LP. By virtue of an agreement between it and Jolly Roger Activist Portfolio Company LTD (together with Jolly Roger Fund LP, the “Holders”), Pirate Capital LLC has the power to vote or direct the voting, and to dispose or direct the disposition, of all of the 26 Shares held by Jolly Roger Activist Portfolio Company LTD. By virtue of his position as sole Manager of Pirate Capital, Thomas R. Hudson Jr. is deemed to have shared voting power and shared dispositive power with respect to all Shares as to which Pirate Capital LLC has voting power or dispositive power. Accordingly, Pirate Capital LLC and Thomas R. Hudson Jr. are deemed to have shared voting and shared dispositive power with respect to an aggregate of 97,126 Shares. Thomas R. Hudson Jr. also has sole voting power and sole dispositive power with respect to 4,681 Shares.

(e) May 30, 2008

CUSIP NO. 019118108	SCHEDULE 13D	PAGE 5 OF 5 PAGES

Signature

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 30, 2008

Pirate Capital LLC

By:	/s/ Thomas R. Hudson Jr.
Thomas R. Hudson Jr.
Portfolio Manage

/s/ Thomas R. Hudson Jr. Thomas R. Hudson Jr